December 10, 2007

Mail Stop 4561

Robert J. McCormick
President and Chief Executive Officer
Trustco Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302
By U.S. Mail and facsimile to (518) 381-3668

Re: **Trustco Bank Corp NY**
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-10592

Dear Mr. McCormick:

We have reviewed your letter filed on November 15, 2007 and have the following comments.

Form 10-K for the fiscal year ended December 31, 2006
Audited Financial Statements
Notes to Consolidated Financial Statements
(2) Adoption of New Accounting Pronouncements, page 36

1. We have carefully considered your responses in your letter dated November 15, 2007. We continue to remain unclear how you accounted for the allowance for loan losses methodology changes and the resulting application of SAB No. 99 and 108, respectively. Please provide persuasive evidence supporting your current accounting by providing detailed textual explanations, quantitative calculations and other information as necessary when you address the following questions below. We may have additional comments after we receive and review your next response.

2. We note your response to comment 1 and your SAB No. 99 quantitative analysis using the rollover approach to support your conclusion that the misstatement was not material to the Company's consolidated financial statements. In your analysis you evaluate materiality based on the quarter-to-date and / or year-to-date change of the estimated overstatement of the allowance and the impact on the provision for loan losses. Considering the fact that the allowance for loan losses should reflect management's best estimate of probable losses related to specifically identified loans

as well as probable loan losses inherent in the remaining loan portfolio as of each period end, we would expect that the entire unadjusted error would have been evaluated for materiality under the rollover approach at each period. Please revise your SAB No. 99 quantitative analysis accordingly and tell us whether you continue to believe that your application of SAB No. 108 is appropriate. In preparing your response, please consider the fact that you have already represented that the $7.6 million overstatement of the allowance was considered to be material under the iron curtain analysis. Alternatively, explain, in detail, why you believe it is appropriate to consider only the quarter-to-date and / or year-to-date changes in the overstatement of the allowance for loan losses and the impact on the provision for loan losses rather than the entire estimated error in the allowance at each period end.

3. In response to comment 2 of our letter dated November 2, 2007 you state that TrustCo utilized a life of loan approach in its allowance for loan loss methodology since the early 1990s and did not make changes to this methodology until December 2006. Based on these facts, it would appear that all provisions, charge-offs and recoveries recorded up until your change in methodology in December 2006 would have been based on the previously applied life of loan approach. Please explain, in detail, how you came to the conclusion that these components of your allowance (i.e., provisions, charge-offs and recoveries) remain unaffected despite the subsequent change in methodology. Also consider providing us with a revised rollforward of your allowance for loan losses for each period presented utilizing the Company's revised methodology.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief